FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of June, 2002


                         Brazilian Distribution Company
                      ------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                   ----------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes__ No X

                                   SIGNATURES

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: June 12, 2002           By: /s/ Augusto Marques da Cruz Filho
                                  --------------------------------
                              Name: Augusto Marques da Cruz Filho
                              Title: Chief Financial Officer



                              By:/s/ Aymar Giglio Junior
                              --------------------------------
                              Name: Aymar Giglio Junior
                              Title: Investor Relations Officer

                   Companhia Brasileira de Distribuicao (CBD)
                          Announces May 2002 Net Sales

Sao Paulo, Brazil, June 12, 2002 - Companhia Brasileira de Distribuicao (NYSE
(CBD); BOVESPA (PCAR4)) today announced preliminary, non-audited May 2002 net sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In May 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$
864.6 million and net sales totaled R$ 730.5 million, representing a 17.3% growth compared to the same period in 2001.

Same store net sales presented a 7.2% growth compared to May 2001.

In May all the Company's Divisions presented an improvement compared to the previous months, which already indicates the beginning of the retail sales' gradual recovery in Brazil and market share gains by CBD. It is important to mention that this positive performance was shown both by food products and by non-food items, which presented growth rates, in same stores, of respectively 7.4% and 6.4% compared to May 2001.

The highlights of the month were the excellent performance of the Extra Division and the continuity of the two-digit growth in the Barateiro format.


                Jan   Feb   Mar   Apr   May   Jun   Jul   Aug   Sep   Oct   Nov   Dec   Jan   Feb   Mar   Apr   May
                /01   /01   /01   /01   /01   /01   /01   /01   /01   /01   /01   /01   /02   /02   /02   /02   /02

Same stores     1.1%  3.1%  0.7%  1.9%  -0.1  -2.5  -9.9  -5.8  -4.9  -6.6  -3.5  -2.8  -1.4  -2.8  7.1%  -7.8  7.2%
Total stores    19.1  22.9  20.2  14.4  6.6%  4.0%  -6.7  -4.8  -3.0  -3.6  2.8%  4.1%  5.9%  4.8%  15.7  1.5%  17.3


*If deflated by IPCA, May sales had a performance of 8.7%. Same store sales' performance was 0.6%.

COMPANHIA BRASILEIRA DE DISTRIBUICAO    THOMSON FINANCIAL INVESTOR RELATIONS
(CBD)
Fernando Tracanella                     Doris Pompeu
Investor Relations Manager              Phone: (11) 3848 0887 ext. 208
Phone: (11) 3886 0421                   E-mail: doris.pompeu@thomsonir.com.br
Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br
                  Website: http://www.grupopaodeacucar.com.br

The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.